EXHIBIT 99.1

NORTHERN DYNASTY REMINDS SHAREHOLDERS OF VOTING DEADLINE FOR THE UPCOMING ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 27, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) reminds shareholders of the upcoming deadline to vote at the Company's Annual General Meeting (the "Meeting"), which is scheduled to be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, on June 30, 2023 at 10:00 a.m., local time.

The Board of Directors of Northern Dynasty recommends that Shareholders vote in favour of all the proposed items

At the Meeting, Shareholders will be asked to elect the board of directors and appoint the auditors for the ensuing year.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

The proxy voting deadline is 10:00 am PDT on Wednesday, June 28, 2023

Questions & Voting

Shareholders are encouraged to vote today via the internet or telephone using the control number found on the proxy or voting instruction form that was mailed to you to ensure your vote is received in a timely manner.

	Registered Shareholders	Beneficial Shareholders

	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.

Internet	www.investorvote.com	www.proxyvote.com

Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.

Mail	Return the form of proxy in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

If you have questions about the Meeting matters, the voting instructions or require assistance completing your proxy form, please contact Northern Dynasty’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, toll-free in North America at 1.877.452.7184, outside North America at 1.416.304.0211, or by email at assistance@laurelhill.com.

Annual General Meeting Details

Please visit the Annual General Meeting page on our website under Investors for complete details and links to all relevant documents ahead of the Meeting at https://northerndynastyminerals.com/investors/agm/.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedar.com and the US at www.sec.gov.

Mark Peters

Chief Financial Officer

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897